IMC Signs Third Sales Agreement in Germany, Further Strengthening its Distribution Network

  Executing on long-term strategy to build distribution platform across the large German market

  Sales commitment for 465kg of IMC-branded medical cannabis over the next twelve months

  Together with other announced binding purchase agreements in Germany, a total of 825kg of IMC-branded medical cannabis is committed for sale over the next twelve months

*Currency is in CAD$ unless specified otherwise

Toronto, Canada; Glil Yam, Israel; and Bad Oldesloe, Germany - May 12, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that its German subsidiary, Adjupharm GmbH ("Adjupharm"), has received a definitive purchase commitment for 465kg of IMC-branded medical cannabis over the next twelve months with a distributor in Germany (the "Purchase Commitment"). Adjupharm has now signed sales agreements, including definitive purchase commitments, for IMC-branded products with three distributors in Germany.

Oren Shuster, Chief Executive Officer of IMC commented, "IMC is executing a long-term approach to becoming the leading medical cannabis brand in Germany. Our strategy is to create strong relationships and enter binding sales commitments with distributors across Germany and consistently supply these partners with top quality medical cannabis products. As the market in Germany expands, these partnerships will ensure maximum penetration of the IMC brand across the large but fragmented pharmacy channel in Germany. Today's announcement represents one more addition to our network of global partners we plan to establish over the long-term as we execute our strategy for leadership in medical cannabis, not just in Israel and Germany, but globally."

Details of the Purchase Commitments and Sales Agreements

Adjupharm, an EU-GMP certified subsidiary of the Company, has entered into a twelve-month sales agreement with a medical cannabis distributor in Germany. This distributor has now entered into a purchase commitment of 465kg of IMC-branded medical cannabis products over the next year, with 190kg expected to be delivered in 2020.

Adjupharm now has binding sales commitments for a total of 825kg of medical cannabis in Germany under the IMC brand, 530kg of which will be delivered in 2020. Medical cannabis sold under the Purchase Commitment will be fulfilled primarily from the Company's EU-GMP certified supply partner in Europe.

IMC has also previously announced that Focus Medical Herbs Ltd. has signed six binding sales agreements for the distribution of IMC-branded medical cannabis products in Israel. Total consolidated revenue from all binding sales agreements in Israel is expected to be $193.5 million with an expected gross margin of 50%. A total of 33,075kg of medical cannabis will be delivered in Israel between Q2 2020 and 2023, and 3,000kg of medical cannabis under the sales agreements is expected to reach pharmacies in 2020.

IMC Market Strategy in Germany

Over the long-term, IMC's goal is to become one of the leading medical cannabis companies in the world. The first step of the Company's international strategy was to enter Germany given its large population, adoption of medical cannabis and high barriers to entry.

In order to strengthen its strategic position, IMC purchased an EU-GMP certified narcotics distributor, Adjupharm, which has an experienced management team in place. Adjupharm allows for IMC-branded cannabis to be imported into Germany from countries throughout the EU and for IMC-branded medical cannabis to be resold to German distributors and pharmacies. The Company has also secured supply from an EU-GMP certified facility to meet demand in Germany and sell products under the IMC brand. This supply arrangement is of critical strategic value to penetrating the medical cannabis market in Germany given recent quantity limitations placed on distributors in Germany from existing suppliers to that market. In order to distribute and market IMC-branded products across Germany, the Company has now entered into three binding sales commitments through Adjupharm.

Looking forward, IMC plans to enter into additional sales agreements with distributors to market medical cannabis products across Germany's many territories. Ownership of retail pharmacies in Germany is highly fragmented and IMC's strategy is to become a trusted and consistent supplier of high-quality medical cannabis products to distributors in order to maximize the footprint of its brand across the country. Like previously announced agreements, the Company's future sales agreements and purchase commitments are expected to be binding and with products to be sold under the IMC brand to maximize recognition among physicians, pharmacists and patients.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation, first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of very few medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to previously announced sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to the Company's projected revenues and profitability due to previously announced sales agreements, the expected amount of medical cannabis to be delivered under the Purchase Commitment and other previously announced sales agreements and purchase commitments, the expected distribution plans for IMC-branded medical cannabis products, the future size of the German medical cannabis market and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; the ability of the Company to negotiate favourable terms with additional strategic distribution partners in Germany and other new markets; the reception and ability to gain traction with physicians, pharmacies and patients in Germany and other new markets; and the loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca